Exhibit 2.1

AMENDMENT

TO

CONTRIBUTION AGREEMENT

JUNE 15, 2012

This Amendment (this “Amendment”), effective as of the date hereof, to the Contribution Agreement (the “Contribution Agreement”) dated as of April 25, 2012, is made and entered into by and among Inergy, L.P., a Delaware limited partnership (“NRGY”), Inergy GP, LLC, a Delaware limited liability company and the general partner of NRGY (“NRGY GP”), Inergy Sales & Service, Inc., a Delaware corporation (“Inergy Sales”), and Suburban Propane Partners, L.P., a Delaware limited partnership (“Acquirer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Contribution Agreement.

WHEREAS, in order to consummate the Exchange Offer, the Acquirer and NRGY have determined it reasonably necessary to increase the payments to holders of the NRGY Notes for the consents contemplated by the Exchange Offer Documents and to increase the coupon on the Exchange Notes, as compared to the NRGY Notes;

WHEREAS, in light of the increased fees and expenses associated with the Exchange Offer, the Parties desire to amend the Contribution Agreement pursuant to Sections 5.14(b) and 10.1 thereof to memorialize their agreement to share such increased fees and expenses in accordance with the terms and conditions set forth herein.

NOW, THEREFORE, the Contribution Agreement is hereby amended as follows:

1.	A new Section 5.14(g) shall be added immediately following 5.14(f) as follows:

(g)	Acquirer agrees to pay an aggregate of $50.0 million in cash to the holders of NRGY Notes, on a pro rata basis, who deliver a valid consent by the consent date as contemplated by the Exchange Offer Documents. In addition, NRGY agrees to pay $14.75 million in cash to Acquirer on the Contribution Closing Date.

2.	Section 5.25 shall be deleted and replaced in full as follows:

Section 5.25 Cash at Closing. At least five (5) days prior to the Contribution Closing Date, NRGY will provide to Acquirer a schedule showing NRGY’s calculation of the cash to be paid to or by Acquirer, as the case may be, under Section 2.4(a)(xvi) and Section 5.14(g).

3.	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which, when taken together, shall constitute one agreement. Delivery by any Party of an executed signature page of this Amendment by email or facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

4.	Except as expressly set forth herein, nothing herein shall affect, limit, amend, supplement or otherwise modify (i) the Contribution Agreement or (ii) the conditions to the Exchange Offer as set forth in the Exchange Offer Documents.

5.	The provisions set forth in Article IX of the Contribution Agreement are incorporated herein by reference.

[Signature page follows.]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed by its respective duly authorized officers as of the date first above written.

CONTRIBUTOR PARTIES:

INERGY, L.P.

By:	Inergy GP, LLC, its general partner

By:	/s/ John J. Sherman
John J. Sherman
President and Chief Executive Officer

INERGY GP, LLC

By:	/s/ John J. Sherman
John J. Sherman
President and Chief Executive Officer

INERGY SALES & SERVICE, INC.

By:	/s/ John J. Sherman
John J. Sherman
President and Chief Executive Officer

ACQUIRER:

SUBURBAN PROPANE PARTNERS, L.P.

By:	/s/ Michael J. Dunn, Jr.
Michael J. Dunn, Jr.
President and Chief Executive Officer

Signature Page to Amendment to Contribution Agreement